File No. 70-8899

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
             ______________________________________

                            FORM U-1
             ______________________________________

                 POST-EFFECTIVE AMENDMENT NO. 2
                               to
                     APPLICATION-DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
             ______________________________________

Entergy Corporation                         Entergy Arkansas, Inc.
639 Loyola Avenue                           425 West Capitol Avenue
New Orleans, Louisiana 70113                Little Rock, Arkansas 72201

Entergy Services, Inc.                      Entergy Gulf States, Inc.
639 Loyola Avenue                           350 Pine Street
New Orleans, Louisiana 70113                Beaumont, Texas 77701

System Fuels, Inc.                          Entergy Louisiana, Inc.
350 Pine Street                             4809 Jefferson Highway
Beaumont,Texas 77701                        Jefferson, Louisiana 70121

System Energy Resources, Inc.               Entergy Mississippi, Inc.
1340 Echelon Parkway                        308 East Pearl Street
Jackson, Mississippi 39213                  Jackson, Mississippi  39201

Entergy Operations, Inc.                    Entergy New Orleans, Inc.
1340 Echelon Parkway                        1600 Perdido Building
Jackson, Mississippi  39213                 New Orleans, Louisiana  70112

          (Names of companies filing this statement and
            addresses of principal executive offices)
             ______________________________________

                       Entergy Corporation

         (Name of top registered holding company parent
                 of each applicant or declarant)
             ______________________________________

                         C. John Wilder
                  Executive Vice President and
                     Chief Financial Officer
                 for each applicant or declarant
                        639 Loyola Avenue
                  New Orleans, Louisiana  70113

             (Name and address of agent for service)
          _____________________________________________


     The Commission is also requested to send copies of any communications in connection with this matter to:

Denise C. Redmann, Esq.                 William T. Baker, Jr., Esq.
Entergy Services, Inc.                  Daniel Guetta, Esq.
639 Loyola Avenue                       Thelen Reid & Priest LLP
New Orleans, Louisiana  70113           40 West 57th Street
                                        New York, New York 10019

Item 1.  Description of Proposed Transactions.

          Item 1. of Post-Effective Amendment No. 1 in this File is hereby amended and restated to read as follows:

          By order dated November 27, 1996 (Release No. 35-26617) (the "1996 Order"), the Commission authorized Entergy Mississippi, Inc. ("Mississippi") and Entergy New Orleans, Inc. ("New Orleans") to effect short-term borrowings through the Entergy System Money Pool and to issue and sell unsecured short-term promissory notes (including commercial paper) to various commercial banks and/or commercial paper dealers in the following maximum amounts through November 30, 2001: Mississippi, $103 million; and New Orleans, $35 million. In addition, the 1996 Order also authorized Entergy Services, Inc. ("ESI") and System Fuels, Inc. ("SFI") to effect short-term borrowings through the Entergy System Money Pool, from Entergy Corporation ("Entergy") and/or from commercial banks (backed by an Entergy guarantee) in the following maximum amounts through November 30, 2001: ESI, $150 million; and SFI, $95 million.

          The applicants now anticipate increased cash requirements through November 30, 2001 such that an increase in the amount of authorized short-term borrowings for each company is appropriate. The increases being sought by Mississippi and New Orleans are primarily a result of (1) higher fuel costs (due to higher energy prices and increased demand for electricity) which must be financed by each company pending the recovery of these costs in rates; and (2) increased capital spending on transmission and distribution facilities in order to improve system reliability. The increase being sought by ESI is primarily the result of increased capital spending on computer systems, software and related facilities associated with the establishment of an independent transmission company ("Transco") by Entergy's domestic utility subsidiaries in compliance with FERC Order 2000 and the anticipated transition to competition by certain of Entergy's domestic utility subsidiaries. Such capital costs are expected to be transferred to Transco and other newly-formed entities as the transition to competition progresses. The increase being sought by SFI is primarily the result of higher fuel oil costs (due to higher energy prices and increased demand for electricity) which must be financed by SFI pending the resale of such fuel oil to SFI's parent companies, Mississippi, New Orleans, Entergy Arkansas, Inc. and Entergy Louisiana, Inc., at the time such fuel oil is utilized by such companies in the production of electricity.

          These increases in short-term financing requirements, coupled with the maximum daily borrowings historically experienced by the applicants, will result in short-term borrowings which exceed the maximum amounts originally authorized by the Commission four years ago. The increases in short-term borrowing authorizations are intended to provide the applicants with flexibility in meeting their estimated cash requirements, as well as managing potential significant swings in cash requirements that may occur within any given month. For further information with respect to these estimated cash requirements, reference is made to the cash flow estimates filed herewith and referred to in part (b) of Item 6 hereof.

          In view of the foregoing, the applicants hereby request that the Commission issue a supplemental order authorizing an increase in short-term borrowings, through November 30, 2001, in the following maximum amounts: (a) $160 million, in the case of Mississippi (representing an increase of $57 million); (b) $100 million, in the case of New Orleans (representing an increase of $65 million); (c) $200 million, in the case of ESI (representing an increase of $50 million); and (d) $200 million, in the case of SFI (representing an increase of $105 million).

Item 6.  Exhibits and Financial Statements.

a.   Exhibits:

       H-1    Revised  Suggested  Form  of  Notice  of   Proposed
Transactions

b.   Financial Statements:

     - Revised Quarterly Cash Flow Estimates of New Orleans and SFI through fiscal year ending December 31, 2001.

                           SIGNATURES

          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned companies have duly caused this Amendment to be signed on their behalf by the undersigned thereunto duly authorized.




                               Entergy Services, Inc.
                               Entergy Corporation
                               System Fuels, Inc.
                               Entergy Arkansas, Inc.
                               Entergy Louisiana, Inc.
                               Entergy Mississippi, Inc.
                               Entergy New Orleans, Inc.
                               System Energy Resources, Inc.
                               Entergy Operations, Inc.
                               Entergy Gulf States, Inc.


                               By: /s/ Steven C. McNeal
                                   Steven C. McNeal
                                   Vice President and Treasurer

Date: February 14, 2001